For the period ended (b) May 31, 2002
File number (c) 811-5206



SUB-ITEM 77J

Reclassification of Capital Accounts



Distributions to shareholders, which are determined in accordance with federal income tax regulations and may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income (loss) and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to paid-in-capital in excess of par, undistributed net investment income (loss) and accumulated net realized gains (loss) on investments. For the year ended May 31, 2002, the adjustments were to increase accumulated net investment loss by $93,604, decrease accumulated net realized loss on investments by $87,701 and increase paid-in-capital in excess of par by $5,903, for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies and withholding taxes. Net investment loss, net realized gains and net assets were not affected by this change.